SUB-ITEM 77K

Disclosure required by Regulation Section 229.304 Item 304(a)(2)
Engagement of New Certifying Accountants.

Effective October 31, 1997, and ratified on December 18, 1997, the Board of Trustees, meeting in person, terminated Coopers & Lybrand L.L.P. (Coopers) and appointed KPMG Peat Marwick LLP (KPMG) as the Fund's principal independent accountants for the fiscal year ended October 31, 1997.

At no time during the Fund's two most recent fiscal years nor any subsequent interim period prior to engaging KPMG did the Fund (or someone on its behalf) consult KPMG regarding the application of accounting principles, the type of opinion KPMG would issue on the Fund's financial statements, or any other significant matter. Nor was there any matter that was either the subject of a disagreement (as defined by Regulation Section 229.304 (a)(1)(iv)) between Fund management and Coopers prior to their termination nor a reportable event (as described in Regulation Section 229.304(a)(1)(v)).